United States securities and exchange commission logo





                              May 19, 2021

       Ryan M. Gilbert
       Chief Executive Officer
       New Starship Parent Inc.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: New Starship Parent
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 10, 2021
                                                            File No. 333-253142

       Dear Mr. Gilbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2021 letter.

       Amendment No. 2 to the Registration Statement on Form S-4

       Note 2. Restatement of Previously Issued Financial Statements Balance sheet as of September 30, 2020 (unaudited), page F-11

   1.                                                   Referencing the
adjustment to additional paid-in capital for the accounting for the warrants, it appears
the amount should be an increase of $3,058,560 instead of
                                                        $(3,058,560). Please
revise or advise us.
 Ryan M. Gilbert
FirstName  LastNameRyan
New Starship  Parent Inc. M. Gilbert
Comapany
May        NameNew Starship Parent Inc.
     19, 2021
May 19,
Page 2 2021 Page 2
FirstName LastName
       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services